                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending DECEMBER 31, 2003
                           -----------------------------------------------------

Commission File Number     1-16463
                           -----------------------------------------------------

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

             PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN
--------------------------------------------------------------------------------

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

      701 MARKET STREET, ST. LOUIS, MISSOURI            63101-1826
--------------------------------------------------------------------------------
      (Address of principal executive offices)          (Zip Code)

                                TABLE OF CONTENTS

                                                                          PAGE
Report of Independent Auditors ......................................       2

Financial Statements:

     Statements of Net Assets Available for Benefits-
     December 31, 2003 and 2002 .....................................       3

     Statements of Changes in Net Assets Available for Benefits-
     Years Ended December 31, 2003, December 31, 2002 and Period from
     May 22, 2001 (date of inception) through December 31, 2001 .....       4

     Notes to Financial Statements ..................................       5

Signatures ..........................................................       9

Exhibit Index .......................................................      10

Exhibit 23 - Consent of Independent Auditors ........................      11

                         REPORT OF INDEPENDENT AUDITORS


The Plan Administrators and Participants
Peabody Energy Corporation Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of Peabody Energy Corporation Employee Stock Purchase Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002, and for the period from May 22, 2001 (date of inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years ended December 31, 2003, 2002, and for the period from May 22, 2001 (date of inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

St. Louis, Missouri
March 18, 2004

            PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                        December 31,
                                                        ------------
                                                    2003            2002
                                                    ----            ----
ASSETS

      Participant deposits due from Peabody
        Energy Corporation                        $1,139,357      $676,916


LIABILITIES

      Stock purchase payable                       1,139,357       676,916
                                                   ---------       -------

NET ASSETS AVAILABLE FOR BENEFITS                 $       --      $     --
                                                   =========       =======




                 See accompanying notes to financial statements

            PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                   Period from
                                                                                May 22, 2001 (date
                                         Year Ended           Year Ended         of inception) to
                                      December 31, 2003    December 31, 2002    December 31, 2001
                                      -----------------    -----------------    -----------------

ADDITIONS TO NET ASSETS:
      Participant contributions          $ 2,198,057         $ 2,883,183         $ 2,352,066

DEDUCTIONS FROM NET ASSETS:
      Contributions held for future
        stock purchases                   (1,139,357)           (676,916)         (1,048,492)
      Contributions used for stock
        purchases                         (1,058,700)         (2,206,267)         (1,303,574)
                                          ----------          ----------          ----------

NET CHANGE                                        --                  --                  --

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of period                         --                  --                  --
                                          ----------          ----------          ----------
      End of period                      $        --         $        --         $        --
                                          ==========          ==========          ==========



                 See accompanying notes to financial statements

             PEABODY ENERGY CORPORATION EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

1. DESCRIPTION OF PLAN

General

The following general description of the Peabody Energy Corporation Employee Stock Purchase Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information. Peabody Energy Corporation (the "Company") is the Plan sponsor.

The Plan is an employee stock purchase plan, established on May 22, 2001, that enables eligible employees of the Company and certain of its subsidiaries to purchase Peabody Energy Corporation common stock at a discount from fair market value. The purchase price is equal to 85 percent of the lower of the fair market value of the stock on the first or last business day of an offering period. Fair market value is the closing price on each of the applicable dates, as quoted on the New York Stock Exchange ("NYSE"). Each plan year contains two serial offering periods of six-month duration. Subsequent six-month offering periods automatically commence unless otherwise specified by the Plan administrator. The Company issues purchased shares of common stock to participant brokerage accounts maintained by the Plan custodian outside of the Plan.

In December 2002, the Plan Administrator changed the Plan offering periods to coincide with the Plan's fiscal year. As a result, the offering periods changed from April 1 through September 30 and October 1 through March 30 to January 1 through June 30 and July 1 through December 31. To transition to the new offering periods in 2003, a shortened offering period occurred for the period April 1, 2003 through June 30, 2003.

The Plan terminates the earlier of May 22, 2011 or upon issuance of all available shares, as amended from time to time. One million five hundred thousand shares of the Company's common stock are available for sale under the Plan and as of December 31, 2003, 337,378 shares of this allotment had been sold. Common stock sold under the Plan may be newly issued or sold from treasury stock.

The Plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Code Section 401(a), nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Administration of the Plan

The Plan is administered by a committee appointed by the Peabody Energy Corporation Board of Directors. Allecon Stock Associates, L.L.C. serves as the recordkeeper and A.G. Edwards & Sons, Inc. serves as the custodian for the Plan.

Eligibility

Current employees of the Company or a participating subsidiary of the Company are eligible to participate in the Plan if:

      - their customary employment is more than 20 hours per week and they are employed more than five months per year; and

      - they own less than five percent of the total combined voting power of all outstanding shares of all classes of securities of the Company.

Participation begins on the first day of the offering period.

Participant Accounts

A separate account is maintained by the custodian for each Plan participant. Each plan participant account reflects the quantity and pricing of that participant's share purchases and sales, dividends reinvested and investment gains and losses. Assets held in participant accounts are neither assets of the Plan or the Company.

Contributions

The Plan allows participants to elect an after-tax contribution rate of 1% to 15% of the employee's eligible compensation, which includes straight time wages or base salary. Bonuses, incentive compensation, overtime, commissions and shift premiums paid to an employee are not included in eligible compensation. Plan participants may modify their contribution rate once during each offering period. Contributions are made through payroll deductions and are held by the Company until shares are purchased. Employees may not purchase more than $25,000 worth of stock through the Plan in any calendar year; contributions in excess of this amount are refunded to the employee. No interest is paid on contributions made during an offering period. The Company does not make contributions to the Plan.

Employee contributions are used to purchase shares of the Company's stock on the purchase date, or the last day during which the NYSE is open during each offering period. Purchases are made in whole and fractional shares. A participant may withdraw or discontinue their contributions to the Plan prior to 15 days before the purchase date. If contributions are discontinued, the participant may either elect to have all contributions made during the offering period refunded or leave all contributions deducted during the current offering period to purchase stock at the end of the offering period. Any shares previously purchased remain in the participant's account despite discontinuing contributions or withdrawing from the Plan. Purchases are made automatically, unless a participant withdrawal is executed.

Sale of Stock

Shares purchased under the Plan are subject to a restriction period of 18 months from the date the shares are purchased. Shares may not be sold, pledged or transferred during this 18-month restriction period.

Dividends

Dividends paid on stock held in participant accounts are automatically reinvested in additional shares or fractional shares of the Company's stock. Shares purchased with dividends are priced at 100 percent of the fair market value of the stock on the date dividends are paid. There is no time requirement for holding shares purchased with dividends.

2. ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting.

Plan Expense

Administrative fees and expenses of the Plan are paid by the Company.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator and the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3. PARTICIPANT DEPOSITS DUE FROM PEABODY ENERGY CORPORATION AND STOCK PURCHASE PAYABLE

At December 31, 2003 and 2002, the Plan had an obligation to purchase the Company's common stock on behalf of the participants in an amount equal to the participant contributions held on deposit by the Company. The liability is reflected in the accompanying Statements of Net Assets Available for Benefits as "Stock purchase payable." Amounts contributed by Plan participants during the offering period from July 1, 2003 to December 31, 2003 and October 1, 2002 to December 31, 2002 are reflected as "Participant deposits due from Peabody Energy Corporation." The offering periods in place at December 31, 2003 and 2002 terminated on December 31, 2003 and March 31, 2003, respectively.

On April 1, 2003 the Plan purchased 53,507 shares of common stock at a cost of $1.2 million. On July 1, 2003, the Plan purchased 22,558 shares of common stock at a cost of $0.5 million. All shares purchased were deposited directly to the participants' accounts.

The offering period in place at December 31, 2001 terminated on March 31, 2002. On April 1, 2002, the Plan purchased 94,869 shares of common stock at a cost of $1.9 million. On October 1, 2002, the Plan purchased 62,362 shares of common stock at a cost of $1.4 million. All shares purchased were deposited directly to the participants' accounts.

The Plan's initial offering period ran from May 22, 2001 through September 30, 2001. On October 1, 2001, the Plan purchased 63,636 shares of common stock at a total cost of $1.3 million. All shares purchased were deposited directly to the participants' accounts.

4. TAX STATUS

The Plan, and the rights of participants to make purchases thereunder, is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan is not qualified under Section 401(a) of the Code. Pursuant to Section 423 of the Code, no income, other than dividends on shares held in participant accounts, will be taxable to a participant until disposition of the shares purchased under the Plan. Upon the disposition of the shares, the participant will generally be subject to tax and the amount and character of the tax will depend upon the holding period and disposition price. Dividends received on shares held in the participant's account are taxable to the participant as ordinary income. The Plan does not provide for income taxes.

5. PLAN MODIFICATIONS

The Peabody Energy Corporation Board of Directors may amend or suspend the Plan at any time. However, no amendment can adversely affect participant rights under the Plan in the current offering period.

Although it has not expressed any intent to do so, the Peabody Energy Corporation Board of Directors may terminate the Plan at any time. If it does, the Plan will terminate in its entirety, and no further purchase rights will be granted or exercised and no further payroll contributions will be collected. In the event of a termination of the Plan, all contributions held by the Plan would be refunded to the Plan participants at the time of termination.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Peabody Energy Corporation Employee Stock Purchase Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                             Peabody Energy Corporation
                                             Employee Stock Purchase Plan

Date: March 26, 2004                     By:  /s/ Sharon D. Fiehler
                                              ----------------------------------
                                              Sharon D. Fiehler
                                              Peabody Energy Corporation
                                              Executive Vice President,
                                              Human Resources & Administration

                                  EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

   Exhibit
     No.      Description of Exhibit
     ---      ----------------------
     23       Consent of Ernst & Young LLP, Independent Auditors